UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
 _____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number: 0-19582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
OLD DOMINION 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, NC 27360

Note: Other schedules required by the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
Old Dominion Freight Line, Inc.

We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

High Point, North Carolina
June 15, 2016

(1)

OLD DOMINION 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS

Investments, at fair value:
Mutual funds	$354,574,063	$328,404,624
Common collective trust fund	55,711,608	52,334,369
Old Dominion Freight Line, Inc. common stock	110,103,953	136,708,224
Self-directed brokerage accounts	2,772,713	3,323,775
Total investments, at fair value	523,162,337	520,770,992

Receivables:
Participant contributions	983,723	868,267
Employer contributions	18,697,367	17,229,049
Notes receivable from participants	37,032,849	32,652,639
Total receivables	56,713,939	50,749,955

NET ASSETS AVAILABLE FOR BENEFITS	$579,876,276	$571,520,947

The accompanying notes are an integral part of these financial statements.

(2)

OLD DOMINION 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest and dividend income	$16,212,092
Interest income on notes receivable from participants	1,861,584
Contributions:
Participant contributions	53,379,330
Employer contributions	30,111,918
Rollover contributions	4,146,068
Total contributions	87,637,316

Total additions	105,710,992

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Net depreciation in fair value of investments	48,780,954
Benefits paid to participants	47,431,429
Administrative fees	1,143,280
Total deductions	97,355,663

Net increase	8,355,329

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	571,520,947
End of year	$579,876,276

The accompanying notes are an integral part of these financial statements.

(3)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Old Dominion Freight Line, Inc. (the “Company”) who have completed one month of service and are age 18 or older. The Old Dominion Retirement Committee manages the operation and administration of the Plan. As of December 31, 2015, Great-West Trust Company, LLC ("Great-West") serves as the trustee of the Plan, and Great-West Financial Retirement Plan Services, LLC serves as the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% to 60% of pre-tax annual compensation, as defined in the Plan document, subject to certain limitations set forth in the Internal Revenue Code of 1986, as amended (“IRC”). Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable pre-tax contribution are also eligible to make catch-up contributions up to a maximum of $6,000 for 2015. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 30% of the first 6% of compensation that a participant contributes to the Plan. Additional employer contributions may be made at the Company's discretion. Eligible plan participants who (i) have completed 1,000 hours of service and (ii) were actively employed or were deceased, retired or permanently disabled on the last day of the Plan year are eligible to share in the Company discretionary contributions for the year. For the year ended December 31, 2015, the Company awarded an additional $18,472,284 as an aggregate discretionary contribution.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust fund and Company common stock as investment options for participants. In addition, participants generally have the option of utilizing a self-directed brokerage account, through which participants are able to invest in a variety of securities, including mutual funds, equities, the Company's common stock or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). In addition, each participant’s account may be charged with benefit payments, transaction fees and allocations of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(4)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued, plus 2%, which is commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant may elect to receive an amount equal to the vested value of his or her account in installment payments or a lump sum. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan. In addition, amounts contributed may be withdrawn upon demonstration of financial hardship, disability or after a participant reaches the age of 59.5 years.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested accounts totaled $499,877 and $268,479, respectively. These accounts may be used to reduce future Company contributions. Forfeitures of $368,848 were used to reduce Company contributions during the year ended December 31, 2015.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Certain amounts in the prior year have been reclassified to conform prior year financial statements and footnotes to the current year presentation. Reclassifications are the result of new accounting pronouncements adopted in the current year period.

Estimates

The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

(5)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management utilizes information provided by the trustee to determine the valuation of the Plan's investments. See the “Fair Value Measurements” disclosure in Note 3 below for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions, such as participant loans and distributions, are charged directly to the participant’s account.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent). The ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient provided by ASC 820, Fair Value Measurement. The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The ASU should be applied retrospectively to all periods presented. The Plan's management has elected to early adopt this guidance. The adoption is reflected in the fair value hierarchy table in Note 3, where the investment valued using NAV per share as a practical expedient is excluded from categorization in the fair value hierarchy.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. The Plan's management has elected to early adopt Part II and the adoption is reflected retrospectively in these financial statements. The statement of net assets available for benefits as of December 31, 2014 has been adjusted to reflect retrospective application of the new accounting guidance. There was no effect on total Net Assets Available for Benefits as previously reported.

(6)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. FAIR VALUE MEASUREMENTS

The FASB issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs are described as follows:

Level 1:	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3:
Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan’s assumptions of the assumptions that would be used by market participants in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

A description of the valuation methodologies used for assets measured at fair value for December 31, 2015 and 2014 is presented below.

Mutual Funds

Mutual funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Fund

The common collective trust fund is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value of the common collective trust fund. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Old Dominion Freight Line, Inc. Common Stock

Common stock is valued at the closing price reported on the active market on which the individual security is traded and is classified within Level 1 of the valuation hierarchy.

Self-directed Brokerage Accounts

Self-directed brokerage accounts may include mutual funds, equities, the Company's common stock or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices and are classified within Level 1 of the valuation hierarchy.

(7)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

There were no changes made in the valuation methodologies used to determine the fair value of financial assets during the year ended December 31, 2015. Financial assets measured at fair value on a recurring basis are listed below and are categorized by level of the fair value hierarchy:

				Total
				Fair Value at
				December 31,
	Level 1	Level 2	Level 3	2015
Financial Assets:
Mutual funds	$354,574,063	$—	$—	$354,574,063
Old Dominion Freight Line, Inc. common stock	110,103,953	—	—	110,103,953
Self-directed brokerage accounts	2,772,713	—	—	2,772,713
Total	$467,450,729	$—	$—	$467,450,729

Investment measured at NAV as a practical expedient (a)				55,711,608
Total investments at fair value				$523,162,337

				Total
				Fair Value at
				December 31,
	Level 1	Level 2	Level 3	2014
Financial Assets:
Mutual funds	$328,404,624	$—	$—	$328,404,624
Old Dominion Freight Line, Inc. common stock	136,708,224	—	—	136,708,224
Self-directed brokerage accounts	3,323,775	—	—	3,323,775
Total	$468,436,623	$—	$—	$468,436,623

Investment measured at NAV as a practical expedient (a)				52,334,369
Total investments at fair value				$520,770,992

(a) In accordance with Topic 820, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Company's common stock. Transactions in the Company's common stock qualify as exempt party-in-interest transactions. The Company's common stock reported on the Statements of Net Assets Available for Benefits was $110,103,953 and $136,708,224 at December 31, 2015 and 2014, respectively, which represented 1,863,583 and 1,760,729 shares, respectively.

NOTE 5. FEDERAL INCOME TAX STATUS

The Plan is a prototype non-standardized profit sharing plan with cash or deferred arrangement. The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”), as it relies on the IRS approval of the prototype plan being utilized. The IRS has determined and informed the prototype plan sponsor by an opinion letter dated March 31, 2014 that the prototype plan was designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is cur

(8)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

rently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2015.

GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be 100% vested in Company contributions.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the IRS Form 5500 Annual Return/Report of Employee Benefit Plans at December 31, 2015 and 2014:

	December 31,
	2015	2014
Net assets per financial statements	$579,876,276	$571,520,947
Difference in deemed defaulted loans	(1,461,911)	(1,625,686)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	337,831
Net assets available for benefits per the Form 5500	$578,414,365	$570,233,092

The following is a reconciliation of increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

Increase in net assets per the financial statements	$8,355,329
Current year deemed defaulted loans	50,561
Interest on deemed defaulted loans	(100,619)
Prior year deemed defaulted loans – paid through termination	213,833
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(337,831)
Increase in net assets per the Form 5500	$8,181,273

(9)

OLD DOMINION 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 9. SUBSEQUENT EVENTS

The Plan administrator has evaluated all events subsequent to December 31, 2015, through the date the Plan’s financial statements were filed with the SEC. The Plan administrator has determined none of these events were required to be recognized or disclosed based on this evaluation.

(10)

OLD DOMINION 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-0751714
PLAN NUMBER 002
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value

	American Century	Value Fund		$25,700,069
	American Funds	EuroPacific Growth Fund - R5		81,607,726
	Jennison	Growth – Z		73,067,383
	JPMorgan	Smart Retirement - 2015 Fund		4,693,204
	JPMorgan	Smart Retirement - 2020 Fund		9,870,109
	JPMorgan	Smart Retirement - 2025 Fund		13,437,942
	JPMorgan	Smart Retirement - 2030 Fund		13,769,476
	JPMorgan	Smart Retirement - 2035 Fund		11,725,739
	JPMorgan	Smart Retirement - 2040 Fund		8,303,548
	JPMorgan	Smart Retirement - 2045 Fund		6,961,659
	JPMorgan	Smart Retirement - 2050 Fund		5,285,489
	JPMorgan	Smart Retirement - 2055 Fund		2,250,081
	JPMorgan	Smart Retirement Income Fund		2,722,171
	JPMorgan	Stable Asset Income Fund		55,711,608
	JPMorgan	US Large Cap Core Plus Fund – Select		16,654,587
	Metropolitan West	Total Return Bond Fund		52,864,891
	Russell	US Small Cap Equity - Select		25,659,989
	JP Morgan	Brokerage		2,772,713
*	Old Dominion Freight Line, Inc.	Common Stock		110,103,953
*	Participant Loans ***	5.25% - 10.25%, maturing through December 2024		35,570,938
				$558,733,275

*	Indicates party-in-interest, as defined by ERISA.
**	Cost information omitted for these participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

(11)

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(Name of Plan)

Date:	June 15, 2016	/s/ Christopher T. Brooks
Christopher T. Brooks
Chairman, Old Dominion Retirement Committee

(12)

EXHIBIT INDEX
TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

(13)